FSI LOW BETA ABSOLUTE RETURN FUND
Three Canal Plaza, Suite 600
Portland, Maine  04101

July 11, 2013

VIA EDGAR

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: FSI Low Beta Absolute Return Fund (the “Fund”) (File Nos. 333-176227 and 811-22595)

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find: (i) a copy of the Fund’s Investment Company Blanket Bond Policy No. 592397472 (the “Fidelity Bond”) issued by Centennial Insurance Company (CNA Insurance Companies) in the amount of $450,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Board of Trustees of the Fund on December 18, 2012, approving the type, form, coverage and amount of the Fidelity Bond.

The Fund paid a premium of $2,000.00 for the amount of the Fidelity Bond for the period from May 15, 2013, through May 15, 2014.

Respectfully submitted,

/s/Megan Hadley Koehler
Megan Hadley Koehler
Secretary of the Trust